Exhibit (a)(1)(D)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

SKULLCANDY, INC.

at

$6.35 Net Per Share

by

MRSL MERGER CO.

a wholly owned subsidiary of

MRSK HOLD CO.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON THURSDAY, SEPTEMBER 29, 2016, UNLESS THE OFFER IS EXTENDED.

September 1, 2016

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

MRSL Merger Co., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of MRSK Hold Co., a Delaware corporation (“Parent”), which is a wholly owned subsidiary of Mill Road Capital II, L.P., a Delaware limited partnership (“Mill Road”), is making an offer to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Skullcandy, Inc., a Delaware corporation (“Skullcandy”), other than any Shares that are owned immediately prior to the commencement of the Offer (as defined below) by Mill Road or by Parent, Purchaser, Skullcandy or any of their wholly owned subsidiaries, at a purchase price of $6.35 per Share, in cash, net to seller, without interest and subject to any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the offer to purchase, dated September 1, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”).

Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.

Enclosed herewith for your information and forwarding to your clients are copies of the following documents:

1.	The Offer to Purchase dated September 1, 2016.

2.	The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9. Facsimile copies of the Letter of Transmittal may be used to tender Shares.

3.	The notice of guaranteed delivery to be used to accept the Offer if certificates for Shares and all other required documents cannot be delivered to American Stock Transfer & Trust Company, LLC (the “Depositary”), or if the procedures for book-entry transfer cannot be completed, by the expiration date of the Offer.

4.	A letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

5.	A letter to stockholders of Skullcandy from S. Hoby Darling, Chief Executive Officer of Skullcandy, accompanied by Skullcandy’s Solicitation/Recommendation Statement on Schedule 14D-9.

6.	Return envelope addressed to the Depositary.

YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON THURSDAY, SEPTEMBER 29, 2016, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of August 23, 2016 (as it may be amended or supplemented from time to time, the “Merger Agreement”) by and among Parent, Purchaser and Skullcandy. The Merger Agreement provides, among other things, that after the completion of the Offer and subject to specified conditions, Skullcandy will merge with and into Purchaser and Skullcandy will be the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”).

The Skullcandy board of directors has (i) determined that it is in the best interests of Skullcandy and its stockholders to enter into, and approved and declared advisable, the Merger Agreement, (ii) approved the execution and delivery by Skullcandy of the Merger Agreement, the performance by Skullcandy of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained in the Merger Agreement, and (iii) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Consummation of the Offer is conditioned upon, among other things:

•	there shall have been validly tendered in the Offer and not properly withdrawn that number of Shares which, together with any Shares then owned by Purchaser (if any), would represent a majority of the issued and outstanding Shares (not including any Shares tendered pursuant to guaranteed delivery procedures unless and until such shares are actually received in accordance with the terms of the Offer);

•	the expiration or termination of the applicable waiting period (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•	the absence of any law or order, judgment, conciliation agreement, award, decision, decree, injunction, ruling, writ or assessment of any governmental authority that has the effect of making illegal or restricting, prohibiting or otherwise preventing the consummation of the Offer, the acquisition of Shares by Parent or Purchaser or the Merger.

•	the accuracy of the representations and warranties of Skullcandy contained in the Merger Agreement, subject to certain customary exceptions;

•	Skullcandy’s material compliance with its obligations, agreements or covenants contained in the Merger Agreement;

•	there not having been a material adverse effect on Skullcandy following the execution of the Merger Agreement that is continuing as of immediately prior to the termination of the Offer; and

•	other customary conditions as described in Section 13—“Conditions of the Offer” of the Offer to Purchase.

See Section 13—“Conditions of the Offer” of the Offer to Purchase. See also Section 15—“Certain Legal Matters” of the Offer to Purchase. Consummation of the Offer is not conditioned on Purchaser or Parent obtaining financing.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn prior to the expiration date of the Offer if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. In all cases, payment for any Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Shares, an indication in the Letter of Transmittal of the tender of Direct Registration Book-Entry Shares (as defined in Section 3 below) or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company, (b) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than D.F. King & Co., Inc. (the “Information Agent”) and the Depositary as described in the Offer to Purchase, the fees and commissions of which will be paid by Parent) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Parent or Purchaser for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

In order to take advantage of the Offer, a duly executed and properly completed Letter of Transmittal (or a manually signed facsimile thereof) or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry delivery of Shares, and any other required documents, should be sent to the Depositary, and certificates representing the tendered Shares should be delivered or such Shares should be tendered by book-entry transfer, all in accordance with the instructions contained in the Letter of Transmittal and in the Offer to Purchase.

If holders of Shares wish to tender, but it is impracticable for them to forward their certificates representing tendered Shares or other required documents or to complete the procedures for delivery by book-entry transfer prior to the expiration of the Offer, a tender may be effected by following the guaranteed delivery procedures described in Section 3 of the Offer to Purchase and in the Letter of Transmittal.

Questions and requests for assistance may be directed to the Information Agent at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase. Requests for additional copies of the enclosed materials may be directed to the Information Agent.

Very truly yours,

MRSK Hold Co.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU THE AGENT OF PARENT, PURCHASER, MILL ROAD, THE INFORMATION AGENT OR THE DEPOSITARY, OR ANY AFFILIATE OF ANY OF THEM OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-Free: (888) 564-8149

Email: skullcandy@dfking.com